FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April 30, 2004

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

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Rule 12g3-2(b): 82- ......

Contents

* Press Release dated April 30, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Enrique Osorio Lopez ___________________ Enrique Osorio Lopez Finance Director
Date: April 30, 2004

FINANCIAL INFORMATION

Investor Relations:
Hector Sepulveda
Phone: (81) 83 99 56 00
Fax: (81) 83 99 56 06
E- mail: hsepulveda@savia.com.mx

Savia announces operating results for first quarter 2004

  Consolidated Sales reached $408 million pesos.

  Consolidated Net Loss was $52 million pesos.

  Bionova and Omega are the main components for the operating consolidated results for the first quarter 2004

FINANCIAL RESULTS

Monterrey, México, April 30 2004. Savia S.A. de C.V. (BMV:SAVIA OTC:SAJFY.PK ) announced today financial results for the fisrt quarter 2004.

Main Results

Million pesos as of March 31 2004

	Jan-Mar 2004	Jan-Mar 2003	Variation
Sales	408	434	(6%)
Gross Margin	113	74	52%
Gross Margin as (% of sales)	28%	17%

Operating Expenses	112	102	(10%)
Operating Income	1	(28)	103%
Discontinued Operations		285
Consolidated Net Income	(52)	263
Majority Net Income	(54)	145

CONSOLIDATE RESULTS AS OF THE FIRST QUARTER 2004

The consolidated financial statements reflect the operations of Savia S.A. de C.V. and its subsidiaries Bionova, a company involved in the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, ("Omega"), a real estate company.

Consolidated Net Sales

Consolidated Net Sales reached 408 million pesos, a 6% decrease when compared to the same period last year. This decrease is mainly due to the inclusion of 11 million pesos last year coming from an extraordinary income; also Pastelerias Monterrey was sold last year and their income, included last year, was 17 million pesos. In addition during 2004 Bionova sales diminished due to a decrease in productivity per hectare in Baja due to a concentration in one crop.

Consolidated Operating Income

Consolidated operating income reached 1 million pesos, an increase of 103% when compared to the same period last year. This increase was mainly due to a decrease in cost of sales at Bionova coming from a concentration in higher profitability crops. Operating Expenses at Bionova increased 49% when compared to 2003 mainly due to a 13 million pesos account receivables write-off, increase in legal services due to a restructuring and privatization expenses which amounted to 5 million pesos and an increase on administrative expense in Canada for 5 million pesos; the increase was partially offset by a 33% reduction in administrative expenses at the holding company level.

Consolidated Net Loss

Majority Consolidated net loss in the first quarter 2004 amounted 54 million pesos versus an income of 145 million pesos of the same period last year, a 137% decrease. This is mainly due to the recognition of discontinued operation from Seminis Inc which represented an income of 180 million pesos in 2003.

RELEVANT EVENTS

Bionova's debt restructuring and privatization

In March 30 2004, Savia announced that Bionova Holding Corporation concluded its financial restructuring and its merger with Ag Biotech Capital Inc. an affiliate based in the USA.

According to the public market rules in the United Stated, Savia holdings in Bionova after the capitalization, allowed Bionova to merge with a Savia subsidiary and simultaneously cease to trade in the US market. As a result, the remaining shareholders of Bionova, other than Savia, would receive $0.09 dollars per share.

. . .

Savia (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Its principal subsidiaries include Bionova, a company focused on the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.

Savia's financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Bionova report following the generally accepted accounting principles of the United States (GAAP) that differ from the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. Savia reports its fiscal year on a calendar basis.

Savia S.A. de C.V and Subsidiaries

Consolidated Income Statement

For the period of January to March 2004

Million of Mexican Pesos and Dollars, except per share and per ADR data

As of March 31, 2004 Purchasing Power

	Pesos	Dollars	Pesos	Dollars

Net Sales	408	36	434	39
Cost of Sales	295	26	352	32
Gross Profit	113	10	82	7

Operating Expenses	112	10	110	9

Operating Income	1		-28	-2

EBIT DA	19	2	-13	-1

Comprehensive Financing Income
Financial Expenses	(8)		(22)	(2)
Financial Income	8	1	12	1
Exchange Income (loss)	(8)	2	32	3
Monetary Result	20	(4)	29	2

Other Expenses	(52)	(6)	25	2

Income before Tax and Profit Sharing	(39)	(4)	48	4

Provision for Income Tax and Profit Sharin	13	3	70	6

Net Income before Discontinued Operations	(52)	(7)	(22)	(2)

Discontinued Operations		(1)	285	25
Extraordinary Items		0	0	0

Net Income	(52)	(7)	263	23

Net Majority Income	(54)	(6)	145	13

Average Shares Outstanding (millions)	471		466
Net Income per Share (pesos)	(0.11)		(0.31)
Net Income per ADR (dollars)		(0.01)		(0.03)